NEWLAN LAW FIRM, PLLC

2201 Long Prairie Road, Suite 107-762

Flower Mound, Texas 75022

July 28, 2023

Pearlyne Paulemon

Office of Real Estate and Construction

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	GEMZ Corp. NV
Offering Statement on Form 1-A
Amendment filed July 14, 2023
SEC File No. 024-12239

Dear Ms. Paulemon:

This is in response to the letter of comment of the Staff dated July 28, 2023, relating to the captioned Amendment to Offering Statement on Form 1-A of GEMZ Corp. NV (the “Company”).

Amended Form 1-A filed July 14, 2023

General

1.	We partially reissue comment 1. Please clearly disclose in the risk factor on page 4 that any securities sold in this offering can be resold "only" through an effective resale registration statement under the Securities Act of 1933 or an available exemption from registration.

Please be advised that the subject risk factor has been revised, in response to this comment.

2.	We partially reissue comment 2. Please revise the disclosure in the first risk factor on page 5 to further elaborate upon:

•	when the OTC Markets will consider removal of a company's shell risk designation and what factors OTC Markets will consider in evaluating such requests;

•	what constitutes a “shell risk” company for purposes of the OTC Markets, including the financial and other characteristics of a shell company; and

•	the implications of the OTC Markets’ designation of the company as a “shell risk” company for investors who purchase shares in this offering, including being eligible for unsolicited quotes only.

Please be advised that the subject risk factor has been revised, in response to this comment.

_______________________

We believe that this filing is now in order for qualification.

Please feel free to contact the undersigned at (940) 367-6154, should you have any questions regarding any of the Company's responses.

Thank you for your attention in this matter.

Sincerley,

NEWLAN LAW FIRM, PLLC

By:	/s/ Eric Newlan
Eric Newlan Managing Member

cc: GEMZ Corp. NV